EXHIBIT 99.1

Brookfield Renewable Reports 10% FFO Per Unit Growth

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Aug. 04, 2023 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three and six months ended June 30, 2023.

“Our business performed well this quarter building on the strong start to 2023, delivering year-to-date double digit FFO growth. We also agreed to acquire Duke Energy Renewables, a scale operating platform generating strong cash flows, and continued to advance our development activities and are on track to deliver 5,000 megawatts of new capacity this year,” said Connor Teskey, CEO of Brookfield Renewable. "Our ability to execute and drive growth across the development spectrum is a testament to our diverse and global franchise. Corporate demand for green power continues to accelerate, creating an environment that will increasingly differentiate market participants and favor businesses like ours that have the ability to provide a wide set of scale green power and decarbonization solutions.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Net income (loss) attributable to Unitholders	$(39)	$1	$(71)	$(77)
− per LP unit(1)	(0.10)	(0.03)	(0.20)	(0.19)
Funds From Operations (FFO)(2)	312	294	587	537
− per Unit(2)(3)	0.48	0.46	0.91	0.83

Brookfield Renewable reported FFO of $312 million in the quarter, or $0.91 per Unit year-to-date, representing a 10% increase compared to the prior year. The results reflect the benefits of our organic development, contributions from acquisitions and repowerings, and strong realized pricing. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended June 30, 2023 was $39 million.

Additional highlights:

  We were successful in our growth activities, signing transactions for $1.3 billion of equity investment ($300 million net to Brookfield Renewable) alongside our institutional partners;
  Continued to advance development activities, commissioning approximately 1,500 megawatts of capacity year to date including the final phase of the 1.2-gigawatt Janaúba solar complex in Brazil, one of the largest solar projects in the Americas, which we successfully developed from the permitting phase through to generation;
  Advanced key commercial priorities this quarter including signing contracts to deliver an incremental 2,000 gigawatt hours per year of generation, including 900 gigawatt hours to corporate offtakers;
  Moved forward the regulatory approval processes for recently announced acquisitions and expect to close the Westinghouse, Duke Energy Renewables, and X-Elio acquisitions in the second half of this year. We also expect to close the Origin acquisition early next year, if not sooner; and
  To date we have executed asset recycling activities generating proceeds of approximately $600 million (~$400 million net to Brookfield Renewable) and advanced other processes which when completed, we expect to generate significant additional capital.

The Benefit of a Diverse and Global Franchise

We continue to see increasing corporate demand for renewable energy contracted at attractive prices and expect demand from select large technology companies to increase significantly through the mid-to-latter part of this decade on the back of growth in expected generative AI computing demand. These companies, with whom we have long standing global relationships, are already the largest corporate procurers of green power and we are well positioned to be a trusted partner given our capability and credibility in providing large scale clean energy solutions. We expect that as their demand continues to grow, the market will increasingly favor businesses like ours that have the ability to execute across the development spectrum and across all major power markets. With the growth in the sector, continuing to scale in-line with the increasing market demand remains a competitive advantage.

As an example, in June, we agreed to acquire Duke Energy Renewables for $1.05 billion in equity ($265 million net to Brookfield Renewable), a fully integrated developer and operator of renewable power assets in the U.S. with 5,900 megawatts of operating and under construction assets, and a 6,100-megawatt development pipeline. With this acquisition, we are adding a scale operating renewable platform generating strong cash flows which are immediately accretive, with significant upside from potential asset development, repowering, and synergies. Our financial strength, credibility as a counterparty, and capacity to review, underwrite and execute a scale investment quickly were integral to reaching an agreement with Duke; in addition to our ability to carve out a large renewable power platform spread across multiple markets in the U.S.

We also continue to identify and successfully execute repowering projects where we enhance the productivity and extend the life of assets located at sites with strong renewable resources. The majority of our repowering activity is in the U.S. where we have our largest operating fleet of wind and solar assets, and we benefit from investment or production tax credits. This quarter, we advanced the repowering of our 200-megawatt Bishop Hill wind farm in Illinois, which we expect to complete in 2024 and will increase generation by ~15%; in 2021, we completed the first wind repowering project in the state of New York, boosting generation across the repowered assets by nearly 30%; and, at the end of 2022, we completed the largest wind repowering project in the world at our Shepherds Flat asset, where we have seen excellent results thus far.

Operating Results

We generated FFO of $312 million, or $0.91 per Unit thus far this year, representing a 10% increase versus the prior year. Our business continues to deliver strong results as we see the benefits of our large, geographically and technologically diverse operating platform, our consistent and growing organic development activities and increasing demand from corporates translating into favorable pricing and long-term PPAs.

During the quarter, our hydroelectric segment delivered FFO of $171 million as we benefited from our large portfolio, with weaker hydrology in some regions partially offset by stronger resources in others. After dry weather for most of June in North America, we have seen meaningful precipitation through July, meaning reservoirs across our fleet are in good shape, setting us up well to capture strong summer pricing in the third quarter.

Our wind and solar segment continued to perform well generating a combined $184 million of FFO, as we continue to benefit from contributions from acquisitions and repowering projects, and the diversification and contracted nature of our fleet. All of this helped offset the impact of an adjustment to the regulated price earned by our Spanish assets, which will reduce the revenue generated by these assets this year but, given their regulated nature, has a very positive impact on cashflows in the future and is therefore slightly net positive overall. Our distributed energy and sustainable solutions segment generated $54 million of FFO as we continue to grow our portfolio to meet increasing demand from diverse customers.

Our renewable power development pipeline is now 134,400 megawatts, with approximately 5,000 megawatts on track for commissioning this year and another approximately 19,000 megawatts in our advanced stage pipeline. So far this year, we have commissioned approximately 1,500 megawatts, including battery storage projects at our existing assets helping to improve our realized power pricing and grid reliability.

Our approach to development is predicated on matching our cash flows and costs to materially de-risk projects. As a result, we have mitigated the impact of cost escalation that many renewable power developers are experiencing in the current market and positioned ourselves to realize the forecasted benefits of our projects. Once completed, we expect new capacity commissioned this year will add approximately $70 million of incremental FFO to Brookfield Renewable and including our sustainable solutions pipeline, we expect our advanced stage pipeline to contribute an additional approximately $245 million of run-rate FFO once commissioned.

Balance Sheet & Liquidity

Our financial position remains strong with over $4.5 billion of available liquidity providing significant flexibility to fund our growth.

Coinciding with the agreement to acquire Duke Energy Renewables, we executed our first equity financing in seven years. On the back of significant outperformance of our growth targets, where over the last 18 months we have closed or agreed to invest up to $21 billion ($4 billion net to Brookfield Renewable), we raised gross proceeds of $650 million via a bought deal and concurrent private placement.

We have always focused on financing our growth via asset recycling, upfinancings and with a measured amount corporate debt or preferred equity. However, given our step-change in terms of run-rate growth, which we expect to continue, and our recent ability to acquire assets at attractive valuations, we issued equity capital to supplement these sources of financing. Following the offering, we are well positioned to continue to fund our long-term growth targets through a mix of our normal course funding sources.

During the quarter, we advanced non-recourse financing initiatives and our asset recycling program, where we continue to see strong demand for renewable energy assets globally with long term sector tailwinds offsetting the near-term effects from inflation and higher interest rates.

Thus far in 2023, we have generated approximately $600 million (~$400 million net to Brookfield Renewable) of proceeds from our asset recycling program, more than doubling our invested capital on these asset sales. Our capital recycling program is a key component of our overall source of funds and a means of generating value above our underwriting targets for investors.

During the quarter, our asset recycling activities were highlighted by an agreement to sell a ~120-megawatt wind and solar portfolio in Uruguay for gross equity proceeds of ~$150 million (~$80 million net to Brookfield Renewable), which more than doubled our capital and generated returns on the investment of over 20% annualized. We acquired this portfolio six years ago and were able to add value by integrating discrete assets and internalizing the O&M activities. In addition, we optimized the capital structure before selling to a new buyer as the country is not strategic to us. The agreement to sell this portfolio is a notable example of how we can achieve our dual goals of generating strong risk adjusted returns for our investors and fund our growth internally through the de-risking and sale of assets.

We are advancing additional capital recycling opportunities across our business that together with year-to-date agreements could generate significant additional capital when closed.

Distribution Declaration

The next quarterly distribution in the amount of $0.3375 per LP unit, is payable on September 29, 2023 to unitholders of record as at the close of business on August 31, 2023. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.3375 per share, also payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the BEP units and BEPC shares are declared in U.S. dollars. Unitholders who are residents in the United States will receive payment in U.S. dollars and unitholders who are residents in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders who are residents in Canada who wish to receive a U.S. dollar distribution and registered unitholders who are residents in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable Partners maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of BEP units who are residents in Canada to acquire additional LP units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at www.bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at www.bep.brookfield.com.

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,300 megawatts of installed capacity and a development pipeline of approximately 134,400 megawatts of renewable power assets, 13 million metric tonnes per annum ("MMTPA") of carbon capture and storage, 3 million tons of recycled material and 4 million metric million British thermal units of renewable natural gas production annually. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $850 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416-649-8196)
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s Second Quarter 2023 Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on August 4, 2023 at 8:30 a.m. Eastern Time at https://edge.media-server.com/mmc/p/serqsc67

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2023		2022
Assets
Cash and cash equivalents		$1,202		$998
Trade receivables and other financial assets(5)		3,885		3,747
Equity-accounted investments		1,644		1,392
Property, plant and equipment, at fair value		56,262		54,283
Goodwill, deferred income tax and other assets(6)		2,908		3,691
Total Assets		$65,901		$64,111

Liabilities
Corporate borrowings(7)		$2,651		$2,548
Borrowings which have recourse only to assets they finance(8)		21,764		22,302
Accounts payable and other liabilities(9)		6,098		6,468
Deferred income tax liabilities		6,876		6,507

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$16,604		$14,755
General partnership interest in a holding subsidiary held by Brookfield	59		59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,908		2,892
BEPC exchangeable shares	2,686		2,561
Preferred equity	584		571
Perpetual subordinated notes	592		592
Preferred limited partners' equity	760		760
Limited partners' equity	4,319	28,512	4,096	26,286
Total Liabilities and Equity		$65,901		$64,111

.

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
UNAUDITED	For the three months ended June 30		For the six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Revenues	$1,205	$1,274	$2,536	$2,410
Other income	61	14	87	85
Direct operating costs(10)	(425)	(366)	(826)	(716)
Management service costs	(55)	(65)	(112)	(141)
Interest expense	(402)	(294)	(796)	(560)
Share of earnings from equity-accounted investments	13	29	46	48
Foreign exchange and financial instrument (loss) gain	153	(12)	295	(49)
Depreciation	(458)	(389)	(887)	(790)
Other	78	(7)	28	(54)
Income tax recovery (expense)
Current	(37)	(31)	(80)	(73)
Deferred	18	(31)	37	(5)
Net income	$151	$122	$328	$155
Net income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(190)	$(121)	$(399)	$(232)
Net (loss) income attributable to Unitholders	(39)	1	(71)	(77)
Basic and diluted loss per LP unit	$(0.10)	$(0.03)	$(0.20)	$(0.19)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Operating activities
Net income	$151	$122	$328	$155
Adjustments for the following non-cash items:
Depreciation	458	389	887	790
Unrealized foreign exchange and financial instrument loss (gain)	(144)	56	(274)	106
Share of earnings from equity-accounted investments	(13)	(29)	(46)	(48)
Deferred income tax (expense) recovery	(18)	31	(37)	5
Other non-cash items	(15)	12	22	12
	419	581	880	1,020
Net change in working capital and other(11)	(37)	(143)	165	(279)
	382	438	1,045	741
Financing activities
Net corporate borrowings	—	—	293	—
Non-recourse borrowings, commercial paper, and related party borrowings, net	(794)	1,081	(1,056)	2,355
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	587	168	1,581	274
Issuance of equity instruments, net and related costs	630	(88)	630	(137)
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(307)	(666)	(449)	(857)
To unitholders of Brookfield Renewable or BRELP	(246)	(228)	(489)	(458)
	(130)	267	510	1,177
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	(6)	1	(87)	(779)
Investment in property, plant and equipment	(484)	(449)	(1,056)	(901)
Disposal (purchase) of associates and other assets	321	(98)	(218)	(59)
Restricted cash and other	(31)	10	(15)	—
	(200)	(536)	(1,376)	(1,739)
Foreign exchange gain (loss) on cash	16	(19)	30	(20)
Cash and cash equivalents
Decrease (increase)	68	150	209	159
Net change in cash classified within assets held for sale	(6)	(1)	(5)	—
Balance, beginning of period	1,140	910	998	900
Balance, end of period	$1,202	$1,059	$1,202	$1,059

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	3,028	3,478	3,569	3,569	$274	$297	$181	$204	$114	$155
Brazil	1,062	938	1,020	1,017	58	45	42	34	36	24
Colombia	904	1,125	907	949	66	67	47	45	21	26
	4,994	5,541	5,496	5,535	398	409	270	283	171	205
Wind
North America	921	1,055	1,148	1,163	73	85	84	54	68	38
Europe	173	210	204	215	35	32	32	33	27	28
Brazil	149	126	181	167	9	7	7	6	5	4
Asia	198	154	240	139	13	10	10	9	7	6
	1,441	1,545	1,773	1,684	130	134	133	102	107	76
Utility-scale solar	661	541	843	663	110	112	107	104	77	74
Distributed energy & sustainable solutions(12)	447	351	291	270	81	68	63	47	54	38
Corporate	—	—	—	—	—	—	13	11	(97)	(99)
Total	7,543	7,978	8,403	8,152	$719	$723	$586	$547	$312	$294

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	6,604	6,622	6,806	6,806	$609	$533	$411	$345	$272	$249
Brazil	2,269	2,019	2,028	2,005	119	93	87	87	74	69
Colombia	1,914	2,097	1,760	1,814	132	140	95	98	44	61
	10,787	10,738	10,594	10,625	860	766	593	530	390	379
Wind
North America	2,051	2,202	2,527	2,356	158	171	145	114	111	82
Europe	426	454	481	492	75	83	64	79	53	69
Brazil	282	227	314	293	17	13	13	10	10	7
Asia	373	288	463	272	23	19	19	16	12	10
	3,132	3,171	3,785	3,413	273	286	241	219	186	168
Utility-scale solar	1,147	895	1,414	1,086	198	193	176	194	117	138
Distributed energy & sustainable solutions(13)	717	599	484	442	160	127	119	95	97	75
Corporate	—	—	—	—	—	—	16	8	(203)	(223)
Total	15,783	15,403	16,277	15,566	$1,491	$1,372	$1,145	$1,046	$587	$537

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$93	$59	$39	$45	$(85)	$151
Add back or deduct the following:
Depreciation	163	175	84	35	1	458
Deferred income tax expense (recovery)	(26)	9	6	(8)	1	(18)
Foreign exchange and financial instrument loss (gain)	(6)	(75)	(28)	(41)	(3)	(153)
Other(14)	(7)	14	(11)	21	—	17
Management service costs	—	—	—	—	55	55
Interest expense	193	81	67	36	25	402
Current income tax expense	25	6	6	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(15)	(165)	(136)	(56)	(25)	19	(363)
Adjusted EBITDA	$270	$133	$107	$63	$13	$586

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended June 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$132	$13	$1	$25	$(49)	$122
Add back or deduct the following:
Depreciation	154	134	68	31	2	389
Deferred income tax expense (recovery)	21	21	4	3	(18)	31
Foreign exchange and financial instrument loss (gain)	25	(20)	10	(2)	(1)	12
Other(14)	(3)	9	33	—	(3)	36
Management service costs	—	—	—	—	65	65
Interest expense	144	60	46	19	25	294
Current income tax expense	27	2	2	—	—	31
Amount attributable to equity accounted investments and non-controlling interests(15)	(217)	(117)	(60)	(29)	(10)	(433)
Adjusted EBITDA	$283	$102	$104	$47	$11	$547

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2023:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	Distributed energy & sustainable solutions	Corporate	Total
Net income (loss)	$331	$105	$(7)	$79	$(180)	$328
Add back or deduct the following:
Depreciation	317	330	167	72	1	887
Deferred income tax expense (recovery)	(1)	10	5	(22)	(29)	(37)
Foreign exchange and financial instrument loss (gain)	(100)	(115)	(26)	(50)	(4)	(295)
Other(14)	18	19	1	24	25	87
Management service costs	—	—	—	—	112	112
Interest expense	376	148	133	64	75	796
Current income tax expense	59	10	11	—	—	80
Amount attributable to equity accounted investments and non-controlling interests(15)	(407)	(266)	(108)	(48)	16	(813)
Adjusted EBITDA	$593	$241	$176	$119	$16	$1,145

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) to Adjusted EBITDA for the six months ended June 30, 2022:

	Attributable to Unitholders
(MILLIONS)	Hydroelectric	Wind	Utility- scale solar	District energy & sustainable solutions	Corporate	Total
Net income (loss)	$218	$(1)	$9	$62	$(133)	$155
Add back or deduct the following:
Depreciation	311	282	134	61	2	790
Deferred income tax expense (recovery)	15	32	(7)	—	(35)	5
Foreign exchange and financial instrument loss (gain)	85	(24)	17	(9)	(20)	49
Other(14)	5	32	54	7	14	112
Management service costs	—	—	—	—	141	141
Interest expense	268	122	86	35	49	560
Current income tax expense	64	6	3	—	—	73
Amount attributable to equity accounted investments and non-controlling interests(15)	(436)	(230)	(102)	(61)	(10)	(839)
Adjusted EBITDA	$530	$219	$194	$95	$8	$1,046

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022
Net income	$151	$122	$328	$155
Add back or deduct the following:
Depreciation	458	389	887	790
Deferred income tax recovery	(18)	31	(37)	5
Foreign exchange and financial instruments gain (loss)	(153)	12	(295)	49
Other(16)	17	36	87	112
Amount attributable to equity accounted investment and non-controlling interest(17)	(143)	(296)	(383)	(574)
Funds From Operations	$312	$294	$587	$537

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures. Net income per LP unit is reconciled to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Net income (loss) per LP unit(1)	$(0.10)	$(0.03)	$(0.20)	$(0.19)
Adjust for the proportionate share of
Depreciation	0.38	0.36	0.75	0.74
Deferred income tax recovery and other	0.25	0.11	0.47	0.22
Foreign exchange and financial instruments loss (gain)	(0.05)	0.02	(0.11)	0.06
Funds From Operations per Unit(3)	$0.48	$0.46	$0.91	$0.83

BROOKFIELD RENEWABLE CORPORATION REPORTS
SECOND QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.3375 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on September 29, 2023 to shareholders of record as at the close of business on August 31, 2023. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The BEPC exchangeable shares are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "Partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and BEP's LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR at www.sedar.com.

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited	2023	2022	2023	2022
Select Financial Information
Net loss attributable to the partnership	$291	$1,046	$(774)	$70
Funds From Operations (FFO)(2)	195	181	397	334

BEPC reported FFO of $195 million for the three months ended June 30, 2023 compared to $181 million in the prior year. After deducting non-cash depreciation, remeasurement of the BEPC exchangeable and class B shares, and other non-cash items our Net loss attributable to the partnership for the three months ended June 30, 2023 was $291 million.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	June 30		December 31
	2023		2022
Assets
Cash and cash equivalents		$595		$642
Trade receivables and other financial assets(5)		2,584		2,567
Equity-accounted investments		561		451
Property, plant and equipment, at fair value		39,241		37,828
Goodwill, deferred income tax and other assets(6)		1,225		1,800
Total Assets		$44,206		$43,288

Liabilities
Borrowings which have recourse only to assets they finance(8)		$13,770		$13,715
Accounts payable and other liabilities(9)		3,001		3,122
Deferred income tax liabilities		5,643		5,263

BEPC exchangeable and class B shares		5,298		4,364

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$10,821		$10,680
Participating non-controlling interests – in a holding subsidiary held by the partnership	289		271
The partnership	5,384	16,494	5,873	16,824
Total Liabilities and Equity		$44,206		$43,288

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022

Revenues	$901	$997	$1,967	$1,926
Other income	39	6	52	70
Direct operating costs(10)	(308)	(296)	(612)	(587)
Management service costs	(32)	(43)	(68)	(95)
Interest expense	(315)	(255)	(621)	(483)
Share of (loss) earnings from equity-accounted investments	(3)	1	—	(1)
Foreign exchange and financial instrument gain (loss)	(9)	3	101	(30)
Depreciation	(327)	(286)	(633)	(582)
Other	52	—	18	(26)
Remeasurement of BEPC exchangeable and class B shares	380	1,080	(683)	171
Income tax (expense) recovery
Current	(34)	(29)	(72)	(67)
Deferred	16	(41)	(9)	(41)
Net income	$360	$1,137	$(560)	$255
Net income (loss) attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$68	$90	$211	$180
Participating non-controlling interests – in a holding subsidiary held by the partnership	1	1	3	5
The partnership	291	1,046	(774)	70
	$360	$1,137	$(560)	$255

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

UNAUDITED (MILLIONS)	For the three months ended June 30		For the six months ended June 30
	2023	2022	2023	2022
Operating activities
Net income (loss)	$360	$1,137	$(560)	$255
Adjustments for the following non-cash items:
Depreciation	327	286	633	582
Unrealized foreign exchange and financial instruments loss (gain)	16	29	(92)	84
Share of earnings from equity-accounted investments	3	(1)	—	1
Deferred income tax expense (recovery)	(16)	41	9	41
Other non-cash items	5	7	29	(5)
Remeasurement of exchangeable and class B shares	(380)	(1,080)	683	(171)
Dividends received from equity-accounted investments
	315	419	702	787
Net change in working capital and other(11)	(62)	(96)	142	(212)
	253	323	844	575
Financing activities
Non-recourse borrowings and related party borrowings, net	(345)	475	(626)	665
Capital contributions from participating non-controlling interests	51	135	103	196
Issuance of exchangeable shares, net	251	—	251	—
Distributions paid and return of capital:
To participating non-controlling interests	(188)	(642)	(321)	(807)
To the partnership	—	—	—	—
	(231)	(32)	(593)	54
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	—	—	(81)	—
Investment in equity-accounted investments	(3)	—	(3)	—
Investment in property, plant and equipment	(158)	(246)	(320)	(414)
Disposal of subsidiaries, associates and other securities, net	103	88	106	88
Restricted cash and other	(37)	(19)	(24)	(21)
	(95)	(177)	(322)	(347)
Foreign exchange gain (loss) on cash	14	(18)	27	(17)
Cash and cash equivalents
Increase (decrease)	(59)	96	(44)	265
Net change in cash classified within assets held for sale	(3)	—	(3)	—
Balance, beginning of period	657	694	642	525
Balance, end of period	595	790	$595	$790

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

	For the three months ended June 30		For the six months ended June 30
UNAUDITED (MILLIONS)	2023	2022	2023	2022

Net loss	$360	$1,137	$(560)	$255
Add back or deduct the following:
Depreciation	327	286	633	582
Foreign exchange and financial instruments loss (gain)	9	(3)	(101)	30
Deferred income tax expense (recovery)	(16)	41	9	41
Other(18)	34	35	78	85
Dividends on BEPC exchangeable shares(19)	61	55	119	110
Remeasurement of BEPC exchangeable and BEPC class B shares	(380)	(1,080)	683	(171)
Amount attributable to equity accounted investments and non-controlling interests(20)	(200)	(290)	(464)	(598)
Funds From Operations	$195	$181	$397	$334

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this letter to unitholders include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain asset), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this letter to unitholders. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this letter to unitholders include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of BEP and in the Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this letter to unitholders and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this letter to unitholders. This letter to unitholders is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure, please see “Reconciliation of Non-IFRS Measures - Three Months Ended June 30” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q2 2023 interim report.”

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1) For the three and six months ended June 30, 2023, average LP units totaled 277.6 million and 276.5 million, respectively (2022: 275.2 million and 275.1 million, respectively).

(2) Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3) Average Units outstanding for the three and six months ended June 30, 2023 were 649.6 million and 647.8 million, respectively (2022: 645.9 million and 645.8 million, respectively), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and general partner interest. The actual Units outstanding as at June 30, 2023 were 667.0 million (2022: 645.9 million).

(4) Normalized FFO assumes long-term average generation in all segments and uses 2022 foreign currency rates. For the three and six months ended June 30, 2023, the change related to long-term average generation totaled $66 million and $0 million, respectively (2022: $11 million and $0 million, respectively) and the change related to foreign currency totaled $1 million and $11 million, respectively.

(5) Balance includes restricted cash, trades receivables and other current assets, financial instrument assets, and due from related parties.

(6) Balance includes goodwill, deferred income tax assets, assets held for sale, intangible assets, and other long-term assets.

(7) Balance includes current and non-current portion of corporate borrowings.

(8) Balance includes current and non-current portion of non-recourse borrowings on the consolidated statement of financial position.

(9) Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities.

(10) Direct operating costs exclude depreciation expense disclosed below.

(11) Balance includes change in working capital, dividends received from equity accounted investments and changes due to or from related parties.

(12) Actual generation includes 172 GWh (2022:98 GWh) from facilities that do not have a corresponding LTA.

(13) Actual generation includes 293 GWh (2022:203 GWh) from facilities that do not have a corresponding LTA.

(14) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.

(15) Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(16) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(17) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.

(18) Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(19) Balance is included within interest expense on the consolidated statements of income (loss).

(20) Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(21) Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(22) Available liquidity of over $4.5 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q2 2023 Interim Report.

(23) 12-15% target returns are calculated as annualized cash return on investment.